

September 5, 2023

Victor I.H. Sun
Chief Executive Officer
ZHEN DING RESOURCES INC.
Suite 111, 3900 Place De Java, Second Floor, Brossard
Quebec, Canada

> **Re: ZHEN DING RESOURCES INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 333-193211**

Dear Victor I.H. Sun:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Item 1A. Risk Factors
Chinese Regulations Affecting Our Company, page 8

1. Given the significant oversight and discretion of the government of the People's Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

U.S. Regulations Affecting Our Company, page 12

2. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 27

3. Please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the joint venture agreements in PRC. Quantify any cash flows and transfers of other assets by type that have occurred between you, your subsidiaries, and the consolidated joint ventures, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated joint ventures have made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated joint ventures, to the parent company and U.S. investors as well as the ability to settle amounts owed under the joint venture agreements.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation